15027103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67539

SEC MAIL PROCESSING RECEIVED
JUN - 1 2015
WASH DC 201 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 3/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Spouting Rock Capital Advisors, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
100 Matsonford Road; Building Five, Suite 441
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Blakely Page (610) 788-2128
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N Avondale Ave., Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Blakely Page**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Spouting Rock Capital Advisors, LLC, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TODD F. SILBERGELD, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 2, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOUTING ROCK CAPITAL ADVISORS, LLC

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Spouting Rock Capital Advisors, LLC

We have audited the accompanying financial statements of Spouting Rock Capital Advisors, LLC (a Delaware Limited Liability Company) (the Company), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in members' equity and cash flows for the fifteen months then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spouting Rock Capital Advisors, LLC as of March 31, 2015, and the results of its operations and its cash flows for the fifteen months then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Spouting Rock Capital Advisors, LLC's financial statements. The Supplementary Information is the responsibility of Spouting Rock Capital Advisors, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
May 27, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

SPOUTING ROCK CAPITAL ADVISORS, LLC
Statement of Financial Condition
March 31, 2015

ASSETS

Cash	$	47,622
Accounts Receivable		52,113
Member Advance		216,500
Securities Owned, at Fair Value		456
Property and Equipment, Net of Accumulated Depreciation		2,984
Other Assets		19,751
TOTAL ASSETS	$	339,426

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$	28,138
Members' Equity		311,288
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	339,426

The accompanying notes are an integral part of these financial statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC

Statement of Income

For the Fifteen Months Ended March 31, 2015

Revenues		
Retainer Fees	$	365,500
Success Fees		981,365
Other Income		108,191
Unrealized (loss) on Securities		(858)
TOTAL REVENUES		1,454,198
Expenses		
Commission Expense		965,333
Communications and Data Processing		4,341
Occupancy Expense		49,263
Other Expenses		254,109
TOTAL EXPENSES		1,273,046
NET INCOME	$	181,152

The accompanying notes are an integral part of these financial statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC
Statement of Changes in Members' Equity
For the Fifteen Months Ended March 31, 2015

Balance, January 1, 2014	$	290,136
Net Income		181,152
Members' Distributions		(160,000)
BALANCE, MARCH 31, 2015	$	311,288

The accompanying notes are an integral part of these financial statements.

SPOUTING ROCK CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Fifteen Months Ended March 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 181,152
Adjustments to Reconcile Net Income to	
Net Cash Flows Provided by Operating Activities	
Depreciation	972
Decrease (Increase) in Assets	
Accounts Receivable	(33,500)
Securities Owned, at Fair Value	8,303
Other Assets	5,355
Increase (Decrease) in Liabilities	
Accounts Payable	25,404
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	187,686
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(1,187)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Distributions	(160,000)
NET INCREASE IN CASH	26,499
CASH, DECEMBER 31, 2013	21,123
CASH, MARCH 31, 2015	$ 47,622

The accompanying notes are an integral part of these financial statements.

NOTE 1- Organization and Nature of Business

Spouting Rock Capital Advisors, LLC (the "LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is engaged in a single line of business as a broker-dealer, which comprises several classes of services, including advisory services, private placement services, and retainer fees. The LLC is located in Pennsylvania and was organized as a Delaware Limited Liability Company that provides services to customers who are predominately small and middle-market businesses.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk - The LLC maintains cash balances at a financial institution. A non-interest bearing account with a depository institution will be insured by the Federal Deposit Insurance Corporation for a total of $250,000. In the normal course of business, the LLC may have deposits that exceed the insured balance in its non-interest bearing account.

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis management evaluates its accounts receivable based on the history of past write-offs, collections, and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

NOTE 2- Summary of Significant Accounting Policies (continued)

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the LLC are recorded on a trade date basis.

Securities are recorded at fair value in accordance with *the Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ('FASB ASC 820").

As required by the *Financial Services - Broker and Dealer* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit and loss on the statement of income.

Property and Equipment- Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Computers	5 Years
Software	3 Years
Furniture and Fixtures	5 Years

Long-Lived Assets- As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"),long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less than cost to sell. There was no impairment loss noted as of March 31, 2015.

Fair Value of Financial Instruments- As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, accounts receivable, advances, other assets, and accounts payable approximate their fair value because of their short-term maturity.

Advisory Services - Advisory fees are received based on the terms and conditions of the agreement, but recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The LLC does not pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

NOTE 2- Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The LLC has evaluated all tax positions, including its status as a pass-through entity, And has concluded that the LLC has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The LLC's management believes it is no longer subject to income tax examinations for years prior to 2012.

Advertising Cost - Costs incurred for advertising are expensed when incurred. Advertising expense for the fifteen months ended March 31, 2015 was $47,700.

NOTE 3 - Property and Equipment

Property and equipment at March 31, 2015 were as follows:

Computer	$ 11,014
Software	384
Furniture and Fixtures	1,249
TOTAL PROPERTY AND EQUIPMENT	12,647
Less: Accumulated Depreciation	9,663
NET PROPERTY AND EQUIPMENT	$ 2,984

Depreciation expense for the fifteen months ended March 31, 2015 was $972.

NOTE 4- Member Advance

The LLC advanced a member funds for living expenses. At March 31, 2015, the member advance was $216,500.

NOTE 5 - Fair Value of Financial Instruments

The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 5 - Fair Value of Financial Instruments (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the LLC has the ability to access.
Level2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of March 31, 2015.

U.S. Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the LLC.

NOTE 6 - Related Party Transactions

The LLC has an amount due to a member in the amount of $20,000, which is included in accounts payable.

NOTE 7- Lease Commitments

Pursuant to an expense sharing agreement, the LLC subleases office space from a related party at 50% of the total monthly cost. Net rental expense for the fifteen months ended March 31, 2015 was $43,607. The expense sharing agreement shall automatically renew on July 1, 2015, unless terminated in accordance with the terms of the agreement.

The net future minimum payments for the non-cancellable operating lease described above is approximately $9,290.

NOTE 8 -Major Customers

During the fifteen months ended March 31, 2015, the LLC had one major customer. Total revenues from this customer amounted to 65% of total revenues for the fifteen months ended March 31, 2015. Accounts receivable outstanding relating to this customer at March 31, 2015 was $8,500, which amounts to 16% of total receivables.

NOTE 9- Exempt Provisions of Rule 15c3-3

The LLC operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the rule.

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at March 31, 2015.

NOTE 10- Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2015, the LLC had net capital of $23,537, which was $18,537 in excess of its required net capital of $5,000. The LLC's aggregate indebtedness to net capital ratio was 1.20 to 1.

NOTE 11- Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the LLC has evaluated those events and transactions that occurred from April 1, 2015 through May 27, 2015, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

SUPPLEMENTARY INFORMATION

SPOUTING ROCK CAPITAL ADVISORS, LLC
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2015

NET CAPITAL		
Total Members' Equity		$ 311,288
Deductions		
Non-Allowable Assets		
Accounts Receivable	48,513	
Member Advance	216,500	
Property and Equipment, Net Accumulated Depreciation	2,984	
Other Assets	19,751	
TOTAL DEDUCTIONS		287,748
Net Capital Before Haircuts on Security Positions		23,540
Haircuts on Securities Positions		
U.S. Equity		3
NET CAPITAL		$ 23,537
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable		$ 28,138
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $28,138)		$ 1,876
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 18,537
NET CAPITAL LESS 120% OF MINIMUM ($5,000 x 120%)		$ 17,537
TOTAL AGGREGATE INDEBTEDNESS		$ 28,138
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.2 to 1

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Spouting Rock Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Spouting Rock Capital Advisors, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Spouting Rock Capital Advisors, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Spouting Rock Capital Advisors, LLC stated that Spouting Rock Capital Advisors, LLC met the identified exemption provisions throughout the most recent period from June 1, 2014 through March 31, 2015 without exception. Spouting Rock Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spouting Rock Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
May 27, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

SPOUTING ROCK
CAPITAL ADVISORS

5 Radnor Corporate Center
100 Matsonford Road, Suite 441
Radnor, PA 19087
(610) 788-2128
spoutingrock.us

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

May 27, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Spouting Rock Capital Advisors, LLC is a broker/dealer registered with the SEC and FINRA.

- Spouting Rock Capital Advisors, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fifteen months ended March 31, 2015.

- Spouting Rock Capital Advisors, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

- Spouting Rock Capital Advisors, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2014 through March 31, 2015 without exception.

- Spouting Rock Capital Advisors, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of June 1, 2014 through March 31, 2015.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: ____________________

Name and Title: Blakely C. Page, President

SPOUTING ROCK CAPITAL ADVISORS, LLC

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2015

DeMarco
Sciaccotta
Wilkens &
Dunleavy

Members of
Spouting Rock Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the fifteen months ended March 31, 2015, which were agreed to by Spouting Rock Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Spouting Rock Capital Advisors, LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spouting Rock Capital Advisors, LLC's management is responsible for Spouting Rock Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the fifteen months ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 and three months ended March 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
May 27, 2015

SPOUTING ROCK CAPTIAL ADVISORS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2015

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$3,370
Less Payments Made:		
Date Paid	Amount	
7-28-14	$ 733	$ 733
2-23-15	$2,502	$2,502
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 135
Payment made with Form SIPC 7		$ 135

See Accountants' Report

SPOUTING ROCK CAPTIAL ADVISORS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2015

Total revenue	$ 1,454,198
Additions:	
None	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain (loss) from securities in investment accounts	(858)
100% of commissions and markups earned from Transactions in certificate of deposits and Treasury Bills.	0
Other	107,108
Total deductions	$ 106,250
SIPC NET OPERATING REVENUES	$ 1,347,948
GENERAL ASSESSMENT @ .0025	$ 3,370

See Accountants' Report